BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Gilbert Associates


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures






          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                   (Amendment No.  5 )*

                   Gilbert Associates
          _______________________________________
                      NAME OF ISSUER:
              Common Stock - Cl B (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         375307900
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))


CUSIP No. 375307900                     Page 1 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor.
13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust
  Company, are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER
 SHARES
                 Bankers Trust Company           400 shares


BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                 Bankers Trust Company            0 shares


  EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                 Bankers Trust Company          400 shares











 CUSIP No. 375307900                     Page 2 of 8 Pages

 PERSON        8. SHARED DISPOSITIVE POWER
  WITH
                 Bankers Trust Company             0 shares



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON


                 Bankers Trust Company           400 shares



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                   [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                 Bankers Trust Company       .01%



12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK

 CUSIP No. 375307900                     Page 3 of 8 Pages


              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
      BANK )  IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
     PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET
FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Gilbert Associates

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

               Route 10 & Pheasant Roads
               P.O. Box 1498
               Reading, PA  19603

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust
Company, as Trustee for various trusts and employee benefit plans, and investment advisor.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

          Bankers Trust New York Corporation, and Bankers
Trust Company, as Trustee for various trusts and
employee benefit plans, and investment advisor,
are corporations incorporated in the State of New
York with their principal business offices located
in New York.
CUSIP No. 375307900                     Page 4 of 8 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

               Common Stock Cl B (Par Value $1.00) of
Gilbert Associates Inc., a Delaware
corporation.

Item 2(e)    CUSIP NUMBER:

             375307900


Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.
Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      As of December 31, 1995


     (i) Bankers Trust Company (the Bank ), as Trustee for various trusts and employee benefit plans, and investment advisor, was the beneficial owner of 400 shares of common stock;










CUSIP No. 375307900                     Page 5 of 8 Pages



     (ii) Bankers Trust Company was the record owner of 539,441 shares as Trustee of the Gilbert
Associates Retirement Savings Plans, and Gilbert
Associates Stock Purchase Plans(the Plan ) with respect to which the bank disclaims beneficial ownership.

          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York
Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
Trust New York Corporation hereby disclaim beneficial ownership of such securities.

         (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which Bankers Trust New York Corporation and
Bankers Trust Company (the Bank ) acknowledge beneficial ownership constitutes .01% of the Issuer s outstanding Common Stock. The Common
Stock as to which the Bank disclaims beneficial ownership constitutes 8.33% of the Issuer s outstanding Common Stock.








CUSIP No. 375307900                     Page 6 of 8 Pages


     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                 vote -

               Bankers Trust Company, as Trustee for various
trusts and employee benefit plans, and as
                investment advisor         400 shares


          (ii) shared power to vote or to direct the vote -

               Bankers Trust Company, as Trustee for various
trusts and employee benefit plans, and as
                investment advisor           0 shares


          (iii)sole power to dispose or to direct the disposition of -

               Bankers Trust Company, as Trustee for various
trusts and employee benefit plans, and as
                investment advisor          400 shares



          (iv) shared power to dispose or to direct the disposition of -

               Bankers Trust Company, as Trustee for various
trusts and employee benefit plans, and as
                investment advisor             0 shares










CUSIP No. 375307900                     Page 7 of 8 Pages

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF  CLASS:

             [ ]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable














CUSIP No. 375307900                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor

By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary




                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company